UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. __)

                       ALTERRA HEALTHCARE CORPORATION
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 02146C104
                               (CUSIP Number)

              AR Investments Limited c/o Unsworth & Associates
                    Herengracht 483, 1017 BT, Amsterdam.
                        Tel. No.: 011-31-20-623-2205
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                              January 6, 2000
                  (Date of Event which Requires Filing of
                              this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    AR Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,765,100

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,765,100

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,765,100

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.99%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    RH Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,765,100

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,765,100

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,765,100

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.99%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    VXM Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,765,100

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,765,100

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,765,100

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.99%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    LXB Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,765,100

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,765,100

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,765,100

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.99%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    HR Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,765,100

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,765,100

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,765,100

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.99%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Alterra Healthcare Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 450 North Sunnyslope Road, Suite 300, Brookfield, WI 53003.

Item 2.   Identity and Background.

     (a) The names of the persons filing this statement (the "Reporting Persons") are AR Investments Limited, a Cayman Islands corporation ("AR Investments"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), VXM Investments Limited, a Cayman Islands corporation ("VXM Investments"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), and HR Investments Limited, a Cayman Islands corporation ("HR Investments"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

     AR Investments is 100% owned by the Barry Trust, a Guernsey, Channel Islands Trust. RH Investments is 100% owned by the Rachel Trust, a Guernsey, Channel Islands Trust. VXM Investments is 100% owned by the Vivian Trust, a Guernsey, Channel Islands Trust. LXB Investments is 100% owned by the Lillian Trust, a Guernsey, Channel Islands Trust. HR Investments is 100% owned by the Henry Trust, a Guernsey, Channel Islands Trust.

     The Monument Trust Company, a Guernsey Islands corporation, is the Trustee (the "Trustee") for the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust. The Trustee has discretion regarding investment and voting decisions. LMR Protector Limited, a Cayman Islands corporation, has the power under the trust declarations to remove or replace the Trustee.

     The names of the directors of AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments are Henry Reichmann and J.
B. Unsworth. The names of the directors and executive officers of the Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert LePage, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner. The names of the directors and executive officers of LMR Protector Limited are J.B. Unsworth and Joseph Reichmann.

     (b) The business address for each of AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

     The business address of the Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Trustee is as follows:

Simon Brooks                14 New Street, St. Peter Port, Guernsey
Stephen John Harlow         14 New Street, St. Peter Port, Guernsey
Simon Richard Henning       14 New Street, St. Peter Port, Guernsey
Geoffrey Robert LePage      14 New Street, St. Peter Port, Guernsey
Andrew John Tabemer         14 New Street, St. Peter Port, Guernsey
Ansel Edwin Holder          Canada Court, Upland Road, St. Peter Port, Guernsey
Kenneth Rayner              Canada Court, Upland Road, St. Peter Port, Guernsey

     The business address of LMR Protector Limited is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector Limited is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

     (c) AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments are corporations whose principal business is to hold, finance and participate in investments. The Trustee is a corporation whose principal business is to provide professional trustee and corporate management services.

     The present principal occupation of each of the directors of AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments is a corporate executive.

     The present principal occupation of each of the directors and executive officers of the Trustee is as follows:

     Simon Brooks                          Chartered Accountant
     Stephen John Harlow                   Chartered Accountant
     Simon Richard Henning                 Chartered Accountant
     Geoffrey Robert Le Page               Accountant
     Andrew John Tabemer                   Chartered Accountant
     Ansel Edwin Holder                    Managing Director - Banking
     Kenneth Rayner                        Head of Trust for British Isles.

     The present principal occupation of Joseph Reichmann is a corporate executive.

     (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments are organized under the laws of the Cayman Islands.

     Each of the directors of AR Investments, RH Investments, VXM
Investments, LXB Investments and HR Investments is a Canadian citizen.

     The Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Trustee is a British citizen.

     Joseph Reichmann is an Israeli citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Each of the Reporting Persons used $1,540,000 ($7,700,000 in the aggregate) from their respective working capital to purchase 220,000 shares (1,100,000 shares in the aggregate) of Common Stock from an affiliate of the Reporting Person. This affiliate had acquired these 1,100,000 shares (which represent less than 5% of the outstanding shares of Common Stock) in open market transactions on the American Stock Exchange from December 10, 1999 through December 22, 1999 at an aggregate price of $7,713,805 (or an average of $7.0126 per share).

     Each of the Reporting Persons used $994,298 ($4,971,490 in the aggregate) from their respective working capital to acquire an additional 133,020 shares of Common Stock (or 665,100 shares in the aggregate) in open market transactions on the American Stock Exchange. See Item 5(c).

Item 4.   Purpose of Transaction.

     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of shares of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

     Representatives of the Reporting Persons have requested a meeting with an officer of the Issuer to discuss areas of potential mutual interest. The Reporting Persons currently intend to file for clearance under the Hart-Scott-Rodino Antitrust Improvement Act to acquire additional shares of Common Stock.

     Except as noted above, none of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) At the date of this Schedule 13D, 22,084,888 shares of Common Stock were reported by the Issuer on Form 10Q for the period ending September 30, 1999 as outstanding at November 12, 1999. The percentages in this Item 5 are based upon this information.

     AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments each hold 353,020 shares of Common Stock (representing 1.6% of the outstanding shares of Common Stock). Pursuant to Rule 13d-3 of the Exchange Act, each Reporting Person may be deemed to be the beneficial owner of all 1,765,100 shares of Common Stock held by the Reporting Persons representing 7.99% of the outstanding shares of Common Stock.

     (b) The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock. See Item 2(a).

     (c) During the last 60 days, the Reporting Persons have acquired the following shares of Common Stock:

          (i) On January 6, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased 220,000 shares of Common Stock from an affiliate at $7.000 per share. See Item 3.

          (ii) On January 6, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 25,820 shares of Common Stock at $7.0930 per share.

          (iii) On January 7, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 52,880 shares of Common Stock at $7.4343 per share.

          (iv) On January 10, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 10,000 shares of Common Stock at $7.9506 per share.

          (v) On January 11, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 12,980 shares of Common Stock at $8.2371 per share.

          (vi) On January 13, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 9,000 shares of Common Stock at $7.5000 and 22,340 shares of Common Stock at $7.3459 per share.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments may be deemed to be a group pursuant to section 13(d)(3)(d) and Rule 13d-5(b)(1) of the Exchange Act. However, the Reporting Persons and the other persons named in Item 2(a) have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between themselves and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated January 17, 2000.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: January 17, 2000

                                          AR Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          RH Investments Limited
                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          VXM Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          LXB Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          HR Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director